UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

CHINA CERAMICS CO., LTD.

 (Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

The Board of Directors of China Ceramics Co. Ltd. (the “Company” or “CCCL”) has set the date of September 3, 2020 to be the effective date for the Company's reverse stock split. The Company's ordinary shares began trading on the NASDAQ Stock Market on a split-adjusted basis at the open of market on September 3, 2020. The new CUSIP number for the Company's common stock following the reverse split is G2113X159.

The Company's Board of Directors approved a reverse stock split so as to regain compliance with the minimum bid price requirement of $1.00 per share for continued listing on the NASDAQ Stock Market. In order to maintain the Company's listing on the NASDAQ Capital Market, the Company's common stock must have a closing bid price of $1.00 or more for a minimum of ten consecutive trading days by September 21, 2020. There can be no assurance that following the reverse split, the Company's common stock will remain above $1.00 per share minimum for the requisite period as of September 21, 2020 to regain listing compliance. In the event the Company does not regain compliance with the minimum bid price requirement, its securities may be subject to delisting from the NASDAQ Stock Market which, in turn, will result in significant adverse effect on the value and liquidity of the Company's securities.

As a result of the reverse stock split, every three issued and outstanding ordinary shares as of the effective date will automatically be combined into one issued and outstanding share. Consequently, the reverse stock split will reduce the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share will increase from $0.008 to $0.024. In lieu of issuing fractional shares, the Company will issue one full share of the post-reverse stock split common share to any stockholder who would have been entitled to receive a fractional share. All outstanding stock options, warrants and other rights to purchase the Company's ordinary shares will be adjusted proportionately as a result of the reverse stock split.

Once the reverse stock split becomes effective, shareholders holding shares through a bank, broker or other nominee will have their shares automatically adjusted to reflect the reverse stock split. Beneficial holders may contact their bank, broker or nominee for more information. Shareholders holding physical certificates of ordinary shares will receive a letter of transmittal from the Company's transfer agent, Continental Stock Transfer & Trust, with specific instructions regarding the exchange of shares. Please direct any questions to your broker or the Company's Transfer Agent, Continental Stock Transfer & Trust, by calling 212-509-4000.

Exhibit	Description

99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: September 3, 2020